

BP

06003868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Securities Network Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3991 Crown Point Drive, P19
(No. and Street)

San Diego (City) CA (State) 92109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard R. Norton (480) 214-5135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Ste 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 4/20

OATH OR AFFIRMATION

I, Richard R. Norton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Securities Network Corporation, as of Feb 6, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL

Signature

President

Title

Peggy Thompson

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS SECURITIES NETWORK CORPORATION
ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON


PKF

TABLE OF CONTENTS



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Planners Securities Network Corporation
San Diego, CA

We have audited the accompanying statements of financial condition of Planners Securities Network Corporation (the "Company"), as of December 31, 2005 and 2004, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Securities Network Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 23, 2006

PKF
Certified Public Accountants
A Professional Corporation

PLANNERS SECURITIES NETWORK CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Assets		
Cash	$ 8,902	$ 8,541
Total Assets	$ 8,902	$ 8,541

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Liabilities		
Accrued Expenses	$ -	$ -
Total Liabilities	-	-
Shareholders' equity		
Common stock, at stated value		
Authorized shares - 10		
Issued and outstanding shares - 9	9,000	9,000
Additional paid-in capital	31,397	23,397
Accumulated deficit	(31,495)	(23,856)
Total shareholders' equity	8,902	8,541
Total liabilities and shareholders' equity	$ 8,902	$ 8,541

The accompanying notes are an integral part of the financial statements.

PLANNERS SECURITIES NETWORK CORPORATION
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Commissions	$ 1,940	$ 1,688
Miscellaneous	1,080	-
Total revenue	3,020	1,688
Costs and expenses:		
Commission expense	1,675	1,479
Professional services	6,300	7,058
Membership fees	-	24
Insurance	521	672
Other	2,163	4,822
Total costs and expenses	10,659	14,055
Net loss	$ (7,639)	$ (12,367)

The accompanying notes are an integral part of the financial statements.

PLANNERS SECURITIES NETWORK CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid in Capital	Deficit	Total
Balance at December 31, 2003	9	$ 9,000	$ 8,397	$ (11,489)	$ 5,908
Contributions	-	-	15,000	-	15,000
Net loss	-	-	-	(12,367)	(12,367)
Balance at December 31, 2004	9	9,000	23,397	(23,856)	8,541
Contributions	-	-	8,000	-	8,000
Net loss	-	-	-	(7,639)	(7,639)
Balance at December 31, 2005	9	$ 9,000	$ 31,397	$ (31,495)	$ 8,902

The accompanying notes are an integral part of the financial statements.

PLANNERS SECURITIES NETWORK CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (7,639)	$ (12,367)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in accrued expenses	-	(2,710)
Net cash used in operating activities	(7,639)	(15,077)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	8,000	15,000
Net cash provided by financing activities	8,000	15,000
Net increase (decrease) in cash	361	(77)
Cash at the beginning of the year	8,541	8,618
Cash at the end of the year	$ 8,902	$ 8,541
Cash paid during the year for:		
Taxes	$ 528	$ 1,801
Interest	$ -	$ -

The accompanying notes are an integral part of the financial statements.

PLANNERS SECURITIES NETWORK CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

NOTE 1 - ORGANIZATION

Planners Securities Network Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was organized on April 7, 1989. The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash includes amounts on deposit with financial institutions and investments maturing within 90 days.

The Company earns commissions which result from the sale of mutual funds and are recorded as they are earned.

NOTE 3 -INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income, and pays the greater of 1.5% of taxable income or $800 to the State of California. The stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

NOTE 4 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1500% of its net capital. As of December 31, 2005 and 2004, the Company had net capital of $8,902 and $8,541 respectively. This was $3,902 in excess of its required net capital for 2005 and $3,541 in excess for 2004. The Company's ratio of aggregate indebtedness to net capital was 0% for December 31, 2005 and 2004.

SUPPLEMENTARY INFORMATION

PLANNERS SECURITIES NETWORK CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

	2005	2004
Total assets	$ 8,902	$ 8,541
Total liabilities	-	-
Total shareholders' equity	8,902	8,541
Less non-allowable assets:	-	-
Net capital	$ 8,902	$ 8,541

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2005	2004
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital in excess of amount required	$ 3,902	$ 3,541
Aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	0%	0%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

	2005	2004
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 8,902	$ 8,541
Adjustments, net:		
Accrued expenses	-	-
Adjustment of cash in bank	-	-
Net capital, as adjusted	$ 8,902	$ 8,541

PLANNERS SECURITIES NETWORK CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2005 and 2004

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

PLANNERS SECURITIES NETWORK CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2005 and 2004

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors of
Planners Securities Network Corporation
San Diego, CA

In planning and performing our audits of the financial statements of Planners Securities Network Corporation as of and for the years ended December 31, 2005 and 2004, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audits of the financial statements of the Company for the years ended December 31, 2005 and 2004, and this report does not affect our report thereon dated February 23, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 23, 2006

PKF
Certified Public Accountants
A Professional Corporation